UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at June 12, 2009

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: June 16, 2009

* Print the name and title of the signing officer under his signature.

ROCKWELL EXECUTIVE DIRECTORS CITE STRONG FUNDAMENTALS
IN FINAL APPEAL FOR SUPPORT

June 12, 2009, Vancouver, BC - The Executive Directors of Rockwell Diamonds Inc. (TSX: RDI; JSE: RDI; OTCBB: RDIAF) today made a final appeal for voting support and reiterated their belief that Rockwell shareholders will see through Pala Investment Holdings Limited's thinly disguised cashless take-over and understand that there is a hidden agenda. The Executive Directors trust that shareholders understand the fundamental strengths of Rockwell's business and will not turn over control to Pala's hand-picked nominees in order to give them a mandate to dismantle shareholder protections.

John Bristow, CEO and an Executive Director, commented

"Shareholders will take comfort when we formally file updated independent geological reports within the next 45 days. These reports will show that management continues to technically define and upgrade resources replacing mined resources. The Company's overall mineral resources have remained mostly unchanged even after 2008 mining at Wouterspan, Holpan, Klipdam and Saxendrift while resources in the indicated category at Holpan/Klipdam showed a 100% increase as a result of confirmatory drilling early in the year. At Saxendrift, geological compilation, re-modelling and reclassification resulted in a 92% increase in indicated resources (with only a 45% reduction in inferred resources for a significant net overall increase). A recompilation of data and re-modelling of mineral resources for the Niewejaarskraal project resulted in 42% increase in overall mineral resources (although the 30% previously classified as indicated was downgraded to the inferred category. See summary table below.)

Diamond sales are ongoing and the international diamond market is showing signs of improvement in terms of trading activity and firmer sales prices and the Company continues to meet its financial commitments and has room left in its credit line, all contrary to what Pala would have shareholders believe.

Following the credit crunch and the precipitous decline in diamond prices through late 2008, we as Executive Directors have been open in saying that Rockwell should raise funds to bolster its balance sheet. Our situation is no different from that of other alluvial producers who have, with few exceptions, been severely impacted by the precipitous decline in prices. In this respect, we were astonished that the audit committee which includes Pala's general counsel would publicly decry rather than welcome the fact that Haywood Securities Inc. has offered to support the Fair Rights Offering as a competitive back-stop to that offered by Pala."

David Copeland, Chairman and an Executive Director, added

"It is clear that Pala initiated this second contest, at a great cost to our shareholders, in another attempt to seize control of your diamonds using the guise of leadership when Pala already purports to speak to the majority of the board while providing no details of the "restructure" plans referred to in its circular. Pala complains about leadership without offering anything to explain what Pala would have done differently over the recent market difficulties despite having its general counsel on Rockwell's board and so shareholders must be only too aware that they have heard nothing about that from the majority directors who have let Pala do their talking for them.

Two of your three Executive Directors draw no compensation other than ordinary directors fees and this fight has never been about anyone keeping their jobs - it is about the need to ensure the long term success of Rockwell and in the process stop an aggressive minority shareholder from taking advantage of tough times in the diamond business to seize control of what they, and other shareholders, recognize as a professionally assembled portfolio of very valuable assets that produce a unique array of scarce and valuable fancy and large gemstone quality diamonds."

The Executive Directors of Rockwell have established a purpose-specific web site where additional information, including the Executive Directors' Information Circular and Proxy, is available to shareholders relating to the issues concerning the Special Meeting at www.executivedirectorsrockwell.com.

THE FUTURE OF ROCKWELL DIAMONDS INC. WILL BE DETERMINED
BY THE OUTCOME OF THIS VOTE. DO NOT ALLOW A DISSIDENT MINORITY SHAREHOLDER
TO TAKE CONTROL OF ROCKWELL AND YOUR INVESTMENT.

THE EXECUTIVE DIRECTORS URGE YOU TO VOTE ONLY THE GREEN PROXY
AS RECOMMENDED ON THE GREEN PROXY.

Tania Marshall, Pr.Sci.Nat., an independent Qualified Person, is responsible for the estimates for Holpan/Klipdam, Wouterspan, Saxendrift and Niewejaarskraal. Dr Marshall has reviewed the technical information in this release. Technical Reports by Dr. Marshall and Rockwell's in-house Qualified Person will be filed at www.SEDAR.com within 45 days.

For further details on the mineral resources at Kwartelspan and Zwemkuil-Mooidraai, see Rockwell News Release dated March 12, 2007.

Mineral Resources as at February 28, 2009

Property	Category	Volume (cubic meters)	Grade (carats per 100 cubic meters)
Wouterspan	Indicated	5,025,500	0.70
	Inferred	37,774,000	0.70
Holpan	Indicated	1,137,300	0.74
	Inferred	5,937,000	0.74
Klipdam	Indicated	1,135,200	0.91
	Inferred	2,816,000	0.91
Saxendrift	Indicated	5,063,099	1.01
	Inferred	4,358,143	0.72
Niewejaarskraal	Inferred	20,630,500	0.84
Zwemkuil-Mooidraai	Inferred	1,640,000	0.95
Kwartelspan	Inferred	1,384,577	1.50

The comments of the Executive Directors in this news release and on the website are solely their own and not of any other director. For general information about Rockwell please visit its own website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Investor Services deals with Company information and is not authorized to discuss matters or answer questions relating to the contested special shareholders meeting.

Questions relating to the Executive Directors' positions in respect of the special meeting should be directed to the Laurel Hill Advisory Group by email at rockwellinfo@laurelhillag.com or by phone Toll Free at 1-888-882-6737 in North America, 00-800-8655-1111 in Europe or 0-800-982-179 in South Africa or Collect at 1-416-637-4661.

No regulatory authority has approved or disapproved the information contained in this news release

Forward Looking Statement
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that Rockwell expects are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and Rockwell's home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Indicated and Inferred Resources
This news release also uses the terms "indicated resources" and "inferred resources". Rockwell Diamonds Inc advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.